September 9, 2019

Jerold L. Rexroad
Chief Executive Officer
Carolina Financial Corporation
288 Meeting Street
Charleston, SC 29401

       Re: Carolina Financial Corporation
           Registration Statement on Form S-4
           Filed September 5, 2019
           File No. 333-233640

Dear Mr. Rexroad:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Gessert at 202-551-2326 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services